                            SOUND SHORE FUND, INC.
                              TWO PORTLAND SQUARE
                              PORTLAND, ME 04101

October 4, 2007

VIA EDGAR

Branch of Document Control
United States Securities and Exchange Commission
100 F Street, NE
Stop 1-4
Washington, DC 20549

Re: Sound Shore Fund, Inc. (the "Fund")
    FILE NOS. 2-96141; 811-04244
    CIK: 0000764157

Ladies and Gentlemen:

On behalf of the Fund, I attach the following documents for filing pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the "1940 Act"):

1. A copy of Investment Company Blanket Bond No. 81392003, a fidelity bond, in the amount of $2,100,000 (the "Bond"), as received on October 4, 2007 (Exhibit 99.1); and

2. An officer's certificate certifying the resolutions approved at a meeting of the Board of Directors held on April 26, 2007, at which a majority of the Directors who are not "interested persons" of the Fund as defined by
    Section 2(a)(19) of the 1940 Act have approved the amount, type, form and coverage of the Bond (Exhibit 99.2).

The Fund paid the premium of $6,090.00 for the period commencing April 30, 2007 and ending April 30, 2008.

If you have any questions concerning this filing, please do not hesitate to call me collect at (207) 822-6280.

Sincerely,

/s/ Scott M. Hagwood
-------------------------
Scott M. Hagwood
Assistant Secretary